FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2019

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Financial results for the quarter and nine months ended December 31, 2018
2.	Auditors Report dated January 30, 2019
3.	Press Release dated January 30, 2019

Item 1

ICICI Bank Limited

CIN-L65190GJ1994PLC021012

Registered Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara - 390 007.

Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Bandra (East), Mumbai - 400 051.

Phone: 022-26538900, Fax: 022-26531230, Email: investor@icicibank.com
Website: www.icicibank.com

UNCONSOLIDATED FINANCIAL RESULTS

(Rs. in crore)

Sr. no.	Particulars			Three months ended			Nine months ended		Year ended
				December 31, 2018 (Q3-2019)	September 30, 2018 (Q2-2019)	December 31, 2017 (Q3-2018)	December 31, 2018 (9M-2019)	December 31, 2017 (9M-2018)	March 31, 2018 (FY2018)
				(Audited)	(Audited)	(Audited)	(Audited)	(Audited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)			16,280.40	15,105.63	13,665.35	46,108.39	40,701.53	54,965.89
	a)	Interest/discount on advances/bills		12,523.87	11,511.75	10,238.14	35,017.42	30,175.71	40,866.21
	b)	Income on investments		3,236.84	3,086.25	2,860.71	9,458.91	8,566.75	11,568.17
	c)	Interest on balances with Reserve Bank of India and other inter-bank funds		134.80	147.47	154.04	508.82	497.36	663.37
	d)	Others		384.89	360.16	412.46	1,123.24	1,461.71	1,868.14
2.	Other income (refer note no. 4)			3,882.85	3,156.49	3,166.87	10,891.15	11,741.02	17,419.63
3.	TOTAL INCOME (1)+(2)			20,163.25	18,262.12	16,832.22	56,999.54	52,442.55	72,385.52
4.	Interest expended			9,405.15	8,688.05	7,960.08	26,713.66	23,697.35	31,940.05
5.	Operating expenses (e)+(f)			4,611.68	4,324.36	3,814.39	13,081.37	11,517.64	15,703.94
	e)	Employee cost		1,734.00	1,661.37	1,362.55	4,909.25	4,387.77	5,913.95
	f)	Other operating expenses		2,877.68	2,662.99	2,451.84	8,172.12	7,129.87	9,789.99
6.	TOTAL EXPENDITURE (4)+(5)
	(excluding provisions and contingencies)			14,016.83	13,012.41	11,774.47	39,795.03	35,214.99	47,643.99
7.	OPERATING PROFIT (3)–(6)			6,146.42	5,249.71	5,057.75	17,204.51	17,227.56	24,741.53
	(Profit before provisions and contingencies)
8.	Provisions (other than tax) and contingencies (refer note no. 6 and 7)			4,244.15	3,994.29	3,569.56	14,209.73	10,681.23	17,306.98
9.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS AND TAX (7)–(8)			1,902.27	1,255.42	1,488.19	2,994.78	6,546.33	7,434.55
10.	Exceptional items			..	..	..	..	..	..
11.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE TAX (9)–(10)			1,902.27	1,255.42	1,488.19	2,994.78	6,546.33	7,434.55
12.	Tax expense (g)+(h)			297.36	346.54	(162.05)	600.54	788.90	657.13
	g)	Current period tax		2,170.46	324.03	439.61	2,452.85	2,883.81	2,661.85
	h)	Deferred tax adjustment		(1,873.10)	22.51	(601.66)	(1,852.31)	(2,094.91)	(2,004.72)
13.	NET PROFIT/(LOSS) FROM ORDINARY ACTIVITIES AFTER TAX (11)–(12)			1,604.91	908.88	1,650.24	2,394.24	5,757.43	6,777.42
14.	Extraordinary items (net of tax expense)			..	..	..	..	..	..
15.	NET PROFIT/(LOSS) FOR THE PERIOD (13)–(14)			1,604.91	908.88	1,650.24	2,394.24	5,757.43	6,777.42
16.	Paid-up equity share capital (face value Rs. 2 each) (refer note no. 5)			1,288.38	1,287.24	1,284.67	1,288.38	1,284.67	1,285.81
17.	Reserves excluding revaluation reserves (refer note no. 5 and 7)			102,873.78	101,079.76	100,168.25	102,873.78	100,168.25	100,864.37
18.	Analytical ratios
	i)	Percentage of shares held by Government of India		0.23	0.20	0.16	0.23	0.16	0.17
	ii)	Capital adequacy ratio (Basel III)		17.15%	17.84%	17.65%	17.15%	17.65%	18.42%
	iii)	Earnings per share (EPS)
		a)	Basic EPS before and after extraordinary items, net of tax expense (not annualised) (in Rs.)	2.49	1.41	2.57	3.72	8.98	10.56
		b)	Diluted EPS before and after extraordinary items, net of tax expense (not annualised) (in Rs.)	2.46	1.40	2.55	3.68	8.89	10.46
19.	NPA Ratio[1]
	i)	Gross non-performing customer assets (net of write-off)		51,591.47	54,488.96	46,038.70	51,591.47	46,038.70	54,062.51
	ii)	Net non-performing customer assets		16,252.44	22,085.68	23,810.25	16,252.44	23,810.25	27,886.27
	iii)	% of gross non-performing customer assets (net of write-off) to gross customer assets		7.75%	8.54%	7.82%	7.75%	7.82%	8.84%
	iv)	% of net non-performing customer assets to net customer assets		2.58%	3.65%	4.20%	2.58%	4.20%	4.77%
20.	Return on assets (annualised)			0.73%	0.43%	0.83%	0.37%	1.00%	0.87%
1.	At December 31, 2018, the percentage of gross non-performing advances (net of write-off) to gross advances was 8.54% (September 30, 2018: 9.30%, March 31, 2018: 9.90%, December 31, 2017: 8.55%) and net non-performing advances to net advances was 2.87% (September 30, 2018: 4.05%, March 31, 2018: 5.43%, December 31, 2017: 4.64%).

SUMMARISED UNCONSOLIDATED BALANCE SHEET

(Rs. in crore)

Particulars	At
	December 31, 2018	September 30, 2018	March 31, 2018	December 31, 2017
	(Audited)	(Audited)	(Audited)	(Audited)
Capital and Liabilities
Capital (refer note no. 5)	1,288.38	1,287.24	1,285.81	1,284.67
Employees stock options outstanding	5.42	5.49	5.57	5.66
Reserves and surplus (refer note no. 5 and 7)	105,874.33	104,080.31	103,867.56	103,209.99
Deposits	606,754.68	558,668.86	560,975.20	517,403.07
Borrowings (includes preference shares and subordinated debt)	164,292.84	174,685.78	182,858.62	158,176.05
Other liabilities and provisions	34,148.10	35,612.29	30,196.40	33,469.48
Total Capital and Liabilities	912,363.75	874,339.97	879,189.16	813,548.92

Assets
Cash and balances with Reserve Bank of India	34,364.66	33,121.69	33,102.38	32,484.46
Balances with banks and money at call and short notice	32,094.12	24,490.06	51,067.00	23,379.91
Investments	197,730.32	187,500.31	202,994.18	179,806.57
Advances	564,307.81	544,486.62	512,395.29	505,386.90
Fixed assets	7,818.07	7,841.95	7,903.51	7,923.02
Other assets	76,048.77	76,899.34	71,726.80	64,568.06
Total Assets	912,363.75	874,339.97	879,189.16	813,548.92

CONSOLIDATED FINANCIAL RESULTS

(Rs. in crore)

Sr. no.	Particulars	Three months ended			Nine months ended		Year ended
		December 31, 2018 (Q3-2019)	September 30, 2018 (Q2-2019)	December 31, 2017 (Q3-2018)	December 31, 2018 (9M-2019)	December 31, 2017 (9M-2018)	March 31, 2018 (FY2018)
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1.	Total income	33,433.31	31,914.82	28,500.92	94,522.25	85,209.03	118,969.10
2.	Net profit	1,874.33	1,204.62	1,894.15	3,083.88	6,570.26	7,712.19
3.	Earnings per share (EPS)
	Basic EPS before and after extraordinary items, net of tax expense (not annualised) (in Rs.)	2.91	1.87	2.95	4.79	10.24	12.02
	Diluted EPS before and after extraordinary items, net of tax expense (not annualised) (in Rs.)	2.87	1.85	2.92	4.74	10.14	11.89
4.	Total assets	1,177,498.09	1,136,942.28	1,053,677.11	1,177,498.09	1,053,677.11	1,124,281.04

UNCONSOLIDATED SEGMENTAL RESULTS

(Rs. in crore)

Sr. no.	Particulars	Three months ended			Nine months ended		Year ended
		December 31, 2018 (Q3-2019)	September 30, 2018 (Q2-2019)	December 31, 2017 (Q3-2018)	December 31, 2018 (9M-2019)	December 31, 2017 (9M-2018)	March 31, 2018 (FY2018)
		(Audited)	(Audited)	(Audited)	(Audited)	(Audited)	(Audited)
1.	Segment Revenue
a	Retail Banking	15,050.52	14,439.21	12,679.93	43,202.90	37,161.52	50,262.54
b	Wholesale Banking	9,047.74	8,017.58	7,438.76	25,005.95	22,239.05	30,094.02
c	Treasury	14,091.69	12,485.60	11,735.55	39,813.65	37,382.32	51,960.38
d	Other Banking	289.26	262.76	250.26	808.05	1,006.26	1,278.72
	Total segment revenue	38,479.21	35,205.15	32,104.50	108,830.55	97,789.15	133,595.66
	Less: Inter segment revenue	18,315.96	16,943.03	15,272.28	51,831.01	45,346.60	61,210.14
	Income from operations	20,163.25	18,262.12	16,832.22	56,999.54	52,442.55	72,385.52
2.	Segmental Results (i.e. Profit before tax)
a	Retail Banking	1,953.21	2,120.48	1,929.63	6,120.06	5,171.39	7,141.42
b	Wholesale Banking	(2,091.83)	(1,685.03)	(1,587.05)	(7,452.40)	(4,659.95)	(8,281.30)
c	Treasury	1,993.74	767.47	1,102.25	4,178.67	5,637.25	8,114.93
d	Other Banking	47.15	52.50	43.36	148.45	397.64	459.50
	Total segment results	1,902.27	1,255.42	1,488.19	2,994.78	6,546.33	7,434.55
	Unallocated expenses	..	..	..	..	..	..
	Profit before tax	1,902.27	1,255.42	1,488.19	2,994.78	6,546.33	7,434.55
3.	Segment assets
a	Retail Banking	289,554.96	274,629.71	241,801.22	289,554.96	241,801.22	258,638.54
b	Wholesale Banking	281,402.99	279,605.28	274,491.81	281,402.99	274,491.81	265,771.22
c	Treasury	310,230.57	292,529.14	273,717.87	310,230.57	273,717.87	330,339.98
d	Other Banking	15,578.97	12,842.03	10,957.19	15,578.97	10,957.19	10,792.48
e	Unallocated	15,596.26	14,733.81	12,580.83	15,596.26	12,580.83	13,646.94
	Total segment assets	912,363.75	874,339.97	813,548.92	912,363.75	813,548.92	879,189.16
4.	Segment liabilities
a	Retail Banking	457,475.81	440,803.87	389,383.72	457,475.81	389,383.72	413,502.37
b	Wholesale Banking	169,978.87	140,666.06	151,248.75	169,978.87	151,248.75	167,268.24
c	Treasury	170,942.42	183,220.90	164,546.16	170,942.42	164,546.16	189,460.93
d	Other Banking	6,798.52	4,276.10	3,869.97	6,798.52	3,869.97	3,798.68
e	Unallocated	..	..	..	..	..	..
	Total segment liabilities	805,195.62	768,966.93	709,048.60	805,195.62	709,048.60	774,030.22
5.	Capital employed (i.e. Segment assets – Segment liabilities)
a	Retail Banking	(167,920.85)	(166,174.16)	(147,582.50)	(167,920.85)	(147,582.50)	(154,863.83)
b	Wholesale Banking	111,424.12	138,939.22	123,243.06	111,424.12	123,243.06	98,502.98
c	Treasury	139,288.15	109,308.24	109,171.71	139,288.15	109,171.71	140,879.05
d	Other Banking	8,780.45	8,565.93	7,087.22	8,780.45	7,087.22	6,993.80
e	Unallocated	15,596.26	14,733.81	12,580.83	15,596.26	12,580.83	13,646.94
	Total capital employed	107,168.13	105,373.04	104,500.32	107,168.13	104,500.32	105,158.94

Notes on segmental results:

1.	The disclosure on segmental reporting has been prepared in accordance with Reserve Bank of India (RBI) circular no. DBOD.No.BP.BC.81/21.04.018/2006-07 dated April 18, 2007 on guidelines on enhanced disclosures on 'Segmental Reporting' which is effective from the reporting period ended March 31, 2008 and Securities and Exchange Board of India (SEBI) circular no. CIR/CFD/FAC/62/2016 dated July 5, 2016 on Revised Formats for Financial Results and Implementation of Ind-AS by Listed Entities.
2.	'Retail Banking' includes exposures which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel Committee on Banking Supervision document 'International Convergence of Capital Measurement and Capital Standards: A Revised Framework'. This segment also includes income from credit cards, debit cards, third party product distribution and the associated costs.
3.	'Wholesale Banking' includes all advances to trusts, partnership firms, companies and statutory bodies, which are not included under Retail Banking.
4.	'Treasury' includes the entire investment and derivative portfolio of the Bank.
5.	'Other Banking' includes leasing operations and other items not attributable to any particular business segment of the Bank.

Notes:

1.	The above financial results have been approved by the Board of Directors at its meeting held on January 30, 2019. The statutory auditors have issued an unmodified opinion on the unconsolidated financial results for Q3-2019 and 9M-2019.
2.	The financial statements have been prepared in accordance with Accounting Standard (AS) 25 on 'Interim Financial Reporting' as prescribed under Companies Act, 2013.
3.	In accordance with RBI guidelines on 'Basel III Capital Regulations', read together with the RBI circular dated July 1, 2015, the consolidated Pillar 3 disclosure (unaudited) at December 31, 2018, including leverage ratio and liquidity coverage ratio, is available at https://www.icicibank.com/regulatory-disclosure.page.
4.	The Bank did not divest any stake in its subsidiaries during Q2-2019 and Q3-2019. During 9M-2019, the Bank sold equity shares representing 2.00% shareholding in ICICI Prudential Life Insurance Company Limited through an offer for sale on stock exchanges for a total consideration of Rs. 1,145.97 crore. The sale resulted in a gain (after sale related expenses) of Rs. 1,109.59 crore in unconsolidated financial results and Rs. 1,005.93 crore in consolidated financial results for 9M-2019.
During 9M-2018, the Bank had sold equity shares representing 7.00% shareholding in ICICI Lombard General Insurance Company Limited in an initial public offer (IPO) for a total consideration of Rs. 2,099.43 crore. The sale had resulted in a gain (after IPO related expenses) of Rs. 2,012.15 crore in unconsolidated financial results and Rs. 1,711.32 crore in consolidated financial results for 9M-2018 and FY2018. Further, during Q4-2018, the Bank had sold equity shares representing 20.78% shareholding in ICICI Securities Limited in an IPO for a total consideration of Rs. 3,480.12 crore. The sale had resulted in a gain (after IPO related expenses) of Rs. 3,319.77 crore in unconsolidated financial results and Rs. 3,208.16 crore in consolidated financial results for FY2018.
5.	The shareholders of the Bank approved the issue of bonus shares of Rs. 2 each in the proportion of 1:10, i.e. 1 (one) bonus equity share of Rs. 2 each for every 10 (ten) fully paid-up equity shares held (including shares underlying ADS), through postal ballot on June 12, 2017. Accordingly, the Bank issued 582,984,544 equity shares as bonus shares during 9M-2018.
6.	During 9M-2018, RBI had advised banks to initiate insolvency resolution process under the provisions of Insolvency and Bankruptcy Code, 2016 (IBC) for certain specific accounts. Banks were required to make provision at 40% on the secured portion and 100% on unsecured portion of the loan, or provision as per extant RBI guideline on asset classification norms, whichever was higher at March 31, 2018. Banks were required to further increase the provision on secured portion of the loan to 50.0% at June 30, 2018. At December 31, 2018, the Bank holds a provision of Rs. 9,718.78 crore in respect of outstanding loans amounting to Rs. 12,643.38 crore to these borrowers, which amounts to provision coverage of 76.9%.
7.	The Bank had classified three borrower accounts in the gems and jewellery sector with fund-based outstanding of Rs. 794.87 crore as fraud and non-performing during FY2018 and made a provision of Rs. 289.45 crore through profit and loss account and Rs. 505.42 crore by debiting reserves and surplus, as permitted by RBI. Additionally, during FY2018 the Bank had also made provision for certain other fraud and non-performing cases by debiting reserves and surplus amounting to Rs. 19.98 crore, as permitted by RBI. During 9M-2019, the entire provision has been recognised in profit and loss account and equivalent debit has been reversed in reserves and surplus as required by RBI.
8.	During Q3-2019, the Bank has allotted 5,684,995 equity shares of Rs. 2 each pursuant to exercise of employee stock options.
9.	Previous period/year figures have been re-grouped/re-classified where necessary to conform to current period classification.
10.	The above unconsolidated financial results for Q3-2019, Q2-2019 and 9M-2019 have been audited by the statutory auditors, Walker Chandiok & Co LLP, Chartered Accountants. The unconsolidated financial results for Q3-2018, 9M-2018 and FY2018 were audited by another firm of Chartered Accountants.
11.	Rs. 1 crore = Rs. 10.0 million.

For and on behalf of the Board of Directors

Vijay Chandok
Place:	Mumbai	Executive Director
Date:	January 30, 2019	DIN-01545262

Item 2

Independent Auditor’s Report on Standalone Quarterly Financial Results and Year to Date Results of ICICI Bank Limited, pursuant to the Regulation 33 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015

To the Board of Directors of

ICICI Bank Limited

1.	We have audited the accompanying statement of interim standalone financial results (‘Statement’) of ICICI Bank Limited (‘the Bank’) for the quarter and nine months period ended 31 December 2018, being submitted by the Bank, pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015. The disclosures relating to ‘Pillar 3 under Basel III Capital Regulations’ and those relating to ‘Leverage Ratio’, ‘Liquidity Coverage Ratio’ under Capital Adequacy and Liquidity Standards, issued by Reserve Bank of India (‘RBI’), as have been disclosed on the Bank’s website and in respect of which a link has been provided in the Statement, have neither been reviewed nor audited by us.

2.	This Statement has been prepared on the basis of the condensed interim standalone financial statements, which are the responsibility of the Bank’s management. Our responsibility is to express an opinion on this Statement, based on our audit of such condensed interim standalone financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard (‘AS’) for Interim Financial Reporting (‘AS 25’), prescribed under Section 133 of the Companies Act 2013, read with Rule 7 of the Companies (Accounts) Rules, 2014 (as amended), provisions of Section 29 of the Banking Regulation Act, 1949, circulars and guidelines issued by RBI from time to time and SEBI Circulars CIR/CFD/CMD/15/2015 dated 30 November 2015 and CIR/CFD/FAC/62/2016 dated 5 July 2016, and other recognised accounting principles generally accepted in India.

3.	We conducted our audit in accordance with the auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

ICICI Bank Limited

Independent Auditor’s Report on Standalone Quarterly Financial Results – 31 December 2018

4.	In our opinion and to the best of our information and according to the explanations given to us, this Statement:

(i)	is presented in accordance with the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, read with SEBI Circulars CIR/CFD/CMD/15/2015 dated 30 November 2015 and CIR/CFD/FAC/62/2016 dated 5 July 2016 in this regard;

(ii)	gives a true and fair view of the standalone net profit and other financial information in conformity with the recognition and measurement principles laid down in Accounting Standard (AS) 25 – Interim Financial Reporting, prescribed under Section 133 of the Companies Act, 2013, read with Rule 7 of the Companies (Accounts) Rules, 2014 (as amended) and other recognised accounting principles generally accepted in India for the quarter and nine months period ended 31 December 2018.

Other matter

5.	We did not audit the financial statements/information of 1 branch of the Bank located in Dubai, included in the accompanying Statement, whose financial statements/information reflect total assets of ₹ 44,371.54 crore as at 31 December 2018 and total revenue of ₹ 449.35 crore for the quarter ended 31 December 2018 and total revenue of ₹ 1,210.43 crore for the nine months period ended 31 December 2018. These financial statements/information have been audited by the branch auditors, duly qualified to act as auditors in the country of incorporation of the said branch, whose report has been furnished to us by the management, and our opinion on the Statement, in so far as it relates to the amounts and disclosures included in respect of such branch, is based solely on the reports of such branch auditor.

6.	The financial results for the quarter ended 30 June 2018, quarter and nine months period ended 31 December 2017 and year ended 31 March 2018, included in the Statement, were audited by the predecessor auditors, who expressed an unmodified opinion on those financial results, vide their audit reports dated 27 July 2018, 31 January 2018 and 7 May 2018, respectively.

7.	The financial statements / information, for the quarter and half year ended 30 September 2018, of 3 branches of the Bank, located in Singapore, Bahrain and Hong Kong, and included in the accompanying Statement, were audited by the branch auditors, who expressed an unmodified opinion on those financial statements, vide audit reports dated 23 October 2018, 25 October 2018 and 24 October 2018, respectively.

8.	Our opinion is not modified in respect of the above matters.

For Walker Chandiok & Co LLP

Chartered Accountants

Firm Registration No.: 001076N/N500013

Khushroo B. Panthaky

Partner

Membership No. 42423

Place: Mumbai

Date: 30 January 2019

Item 3

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	January 30, 2019

Performance Review: Quarter ended December 31, 2018

•	Core operating profit (profit before provisions and tax, excluding treasury income) grew by 14% year-on-year to ₹ 5,667 crore (US$ 812 million) in the quarter ended December 31, 2018 (Q3-2019)

•	Core operating profit excluding dividend income from subsidiaries grew by 18% year-on-year to ₹ 5,343 crore (US$766 million) in Q3-2019

•	Net interest margin at 3.40% in Q3-2019

•	Fee income grew by 16% year-on-year in Q3-2019

•	Net NPA ratio decreased from 3.65% at September 30, 2018 to 2.58% at December 31, 2018 - the lowest in the last 12 quarters

•	Gross NPA additions decreased from ₹3,117 crore (US$ 447 million) in the quarter ended September 30, 2018 (Q2-2019) to ₹2,091 crore (US$ 300 million) in Q3-2019 - the lowest in the last 14 quarters

•	Gross NPAs amounting to ₹4,063 crore (US$ 582 million) recovered/upgraded/resolved through sale in Q3-2019

•	690 basis points (bps) sequential increase in provision coverage ratio (including technical/prudential write-offs) to 76.3% at December 31, 2018, further strengthening the balance sheet

•	Domestic loan growth at 14% year-on-year at December 31, 2018 driven by retail

•	Retail loans grew by 22% year-on-year and constituted 59% of the loan portfolio at December 31, 2018

•	15% year-on-year growth in current and savings account (CASA) deposits; period-end CASA ratio at 49.3% at December 31, 2018

•	20% year-on-year growth in term deposits at December 31, 2018

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

•	Total capital adequacy ratio of 17.15% and Tier-1 capital adequacy ratio of 15.14% on standalone basis at December 31, 2018

The Board of Directors of ICICI Bank Limited (NYSE: IBN) at its meeting held at Mumbai today, approved the audited accounts of the Bank for the quarter ended December 31, 2018.

Profit & loss account

•	Net interest income increased by 21% year-on-year from ₹ 5,705 crore (US$ 818 million) in the quarter ended December 31, 2017 (Q3-2018) to ₹ 6,875 crore (US$ 985 million) in Q3-2019.

•	The net interest margin was 3.40% in Q3-2019 compared to 3.33% in Q2-2019.

•	Non-interest income, excluding treasury income, was ₹ 3,404 crore (US$488 million) in Q3-2019 compared to ₹ 3,101 crore (US$ 444 million) in Q3-2018.

•	Fee income grew by 16% year-on-year from ₹ 2,639 crore (US$ 378 million) in Q3-2018 to ₹ 3,062 crore (US$ 439 million) in Q3-2019. Retail fee constituted 73% of total fees.

•	The core operating profit (profit before provisions and tax, excluding treasury income) increased by 14% year-on-year from ₹ 4,992 crore (US$ 715 million) in Q3-2018 to ₹ 5,667 crore (US$ 812 million) in Q3-2019.

•	The core operating profit (profit before provisions and tax, excluding treasury income) excluding dividend income from subsidiaries grew by 18% year-on-year from ₹ 4,547 crore (US$ 651 million) in Q3-2018 to ₹ 5,343 crore (US$ 766 million) in Q3-2019.

•	Treasury income was ₹ 479 crore (US$ 69 million) in Q3-2019 compared to ₹ 66 crore (US$ 9 million) in Q3-2018.

•	Provisions were ₹ 4,244 crore (US$ 608 million) in Q3-2019 compared to ₹ 3,570 crore (US$ 512 million) in Q3-2018.

•	The standalone profit after tax was ₹ 1,605 crore (US$ 230 million) in Q3-2019 compared to ₹ 909 crore (US$ 130 million) in Q2-2019 and ₹ 1,650 crore (US$ 236 million) in Q3-2018.

•	Consolidated profit after tax was ₹ 1,874 crore (US$ 269 million) in Q3-2019 compared to ₹ 1,205 crore (US$ 173 million) in Q2-2019 and ₹ 1,894 crore (US$ 271 million) in Q3-2018.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Operating review

Credit growth

The year-on-year growth in domestic advances was 14% at December 31, 2018. The Bank has continued to leverage its strong retail franchise, resulting in a 22% year-on-year growth in the retail loan portfolio at December 31, 2018. Total advances increased by 12% year-on-year to ₹ 564,308 crore (US$ 80.9 billion) at December 31, 2018 from ₹ 505,387 crore (US$ 72.4 billion) at December 31, 2017.

Deposit growth

CASA deposits increased by 15% year-on-year to ₹ 299,374 crore (US$ 42.9 billion) at December 31, 2018. The Bank’s CASA ratio was 49.3% at December 31, 2018 compared to 50.8% at September 30, 2018 and 50.4% at December 31, 2017. The average CASA ratio was 46.0% in Q3-2019 compared to 47.1% in Q2-2019. Term deposits increased by 20% year-on- year to ₹ 307,381 crore (US$ 44.1 billion) at December 31, 2018. Total deposits increased by 17% year-on-year to ₹ 606,755 crore (US$ 87.0 billion) at December 31, 2018. The Bank had a network of 4,867 branches and 14,944 ATMs at December 31, 2018.

Capital adequacy

The Bank’s total capital adequacy at December 31, 2018 as per Reserve Bank of India’s guidelines on Basel III norms was 17.15% and Tier-1 capital adequacy was 15.14% compared to the regulatory requirements of 11.03% and 9.03% respectively.

Asset quality

The net NPA ratio decreased from 3.65% at September 30, 2018 to 2.58% at December 31, 2018. The provision coverage ratio on non-performing loans, including cumulative technical/prudential write-offs, increased by 690 bps sequentially to 76.3% at December 31, 2018, further strengthening the balance sheet. The gross additions to NPA were ₹ 2,091 crore (US$ 300 million) in Q3-2019. Recoveries, upgrades and resolution of non-performing loans through sale were ₹ 4,063 crore (US$ 582 million) in Q3-2019. The recoveries and upgrades in Q3-2019 included ₹ 720 crore (US$ 103 million) on account of the impact of rupee appreciation on existing foreign currency NPAs.

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Digital initiatives

During Q3-2019, the Bank launched ‘Amazon Pay ICICI Bank Credit Card’, a co-branded credit card in an exclusive seven year partnership with Amazon Pay, the online payment platform for Amazon.

The Bank has launched an instant digital credit facility, ‘PayLater’, to enable customers to buy small ticket items immediately in a digital and paperless manner. Customers can use this facility to shop online on e-commerce, entertainment, travel and accommodation booking websites among others. This facility leverages BHIM UPI 2.0 technology.

During Q3-2019, the Bank also revamped its ‘Trade Online’ platform, for export/import transactions by introducing new digital services. The platform now enables all our corporates as well as MSMEs to undertake almost all their export-import transactions online, eliminating the requirement of physical documentation and a branch visit. The list of services that can be initiated and executed digitally on Trade Online include issuance of letters of credit and bank guarantees, export/import collection bills, disbursement of export credit and payments against imports among others. The platform offers quick and convenient credit of inward remittance within minutes to the ICICI Bank current account of the recipient.

ICICI Bank celebrated 20 years of digital banking by adding an array of new services to its iMobile app. These services include an automated and robotics based investment advisory tool for customers, fund transfer service using voice commands, and enhanced security for credit and debit cardholders.

In Q3-2019, the value of debit card transactions and credit card transactions increased by 21% y-o-y and 29% y-o-y respectively. Over 23 million UPI Virtual Payment Addresses have been created using the Bank’s and partners’ platforms till December 31, 2018. Digital channels like internet, mobile banking, POS and others accounted for over 85% of the savings account transactions in 9M-2019.

Consolidated results

The Board has reviewed and approved the unaudited consolidated results of the Bank for the nine months ended December 31, 2018. The statutory auditors of the Bank have undertaken a limited review of the same.

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Consolidated profit after tax was ₹ 1,874 crore (US$ 269 million) in Q3-2019 compared to ₹ 1,205 crore (US$ 173 million) in Q2-2019 and ₹ 1,894 crore (US$ 271 million) in Q3-2018.

Consolidated assets grew by 12% from ₹ 1,053,677 crore (US$ 151.0 billion) at December 31, 2017 to ₹ 1,177,498 crore (US$ 168.8 billion) at December 31, 2018.

Subsidiaries

ICICI Prudential Life Insurance Company (ICICI Life) announced results for Q3-2019 on January 22, 2019. Total premium increased by 10% year-on- year to ₹ 7,566 crore (US$ 1.1 billion) in Q3-2019. The Value of New Business grew by 19% year-on-year to ₹ 910 crore (US$ 130 million) in 9M-2019. The new business margin was 17% in 9M-2019. ICICI Life’s profit after tax was ₹ 297 crore (US$ 43 million) for Q3-2019 compared to ₹ 452 crore (US$ 65 million) for Q3-2018.

ICICI Lombard General Insurance Company (ICICI General) announced results for Q3-2019 on Januray 18, 2019. The gross written premium of ICICI General grew by 26% from ₹ 3,002 crore (US$ 430 million) in Q3-2018 to ₹ 3,769 crore (US$ 540 million) in Q3-2019. The company’s combined ratio was 96.0% in Q3-2019 compared to 95.9% in Q3-2018. ICICI General’s profit after tax was ₹ 239 crore (US$ 34 million) in Q3-2019 compared to ₹ 232 crore (US$ 33 million) in Q3-2018.

ICICI Securities announced results for Q3-2019 on January 14, 2019. As per Ind AS, the profit after tax of ICICI Securities, on a consolidated basis, was ₹ 101 crore (US$ 14 million) in Q3-2019 compared to ₹ 154 crore (US$ 22 million) in Q3-2018. The return on equity was 55% in 9M-2019.

The profit after tax of ICICI Prudential Asset Management Company (ICICI AMC) increased by 19% from ₹ 161 crore (US$ 23 million) in Q3-2018 to ₹ 193 crore (US$ 28 million) in Q3-2019.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary Profit and Loss Statement (as per unconsolidated Indian GAAP accounts)

₹ crore

	FY2018	Q3- 2018	9M- 2018	Q2- 2019	Q3- 2019	9M- 2019
Net interest income	23,026	5,705	17,004	6,418	6,875	19,395
Non-interest income	11,618	3,101	8,624	3,191	3,404	9,681
- Fee income	10,341	2,639	7,586	2,995	3,062	8,811
- Dividend income from subsidiaties	1,214	445	991	167	324	809
- Other income	62	17	47	29	18	61
Less:
Operating expense	15,704	3,814	11,518	4,324	4,612	13,081
Core operating profit[2]	18,940	4,992	14,110	5,285	5,667	15,995
- Treasury income[1]	5,802	66	3,117	(35)	479	1,210
Operating profit	24,742	5,058	17,227	5,250	6,146	17,205
Less:
Provisions	17,307	3,570	10,681	3,994	4,244	14,210
Profit before tax	7,435	1,488	6,546	1,256	1,902	2,995
Less: Tax	658	(162)	789	347	297	601
Profit after tax	6,777	1,650	5,757	909	1,605	2,394
1.	Includes profit on sale of shareholding in subsidiaries of ₹ 2,012 crore in 9M-2018, ₹ 1,110 crore in 9M-2019 and ₹ 5,332 crore in FY2018.

2.	Excluding treasury income

3.	Prior period figures have been re-grouped/re-arranged where necessary

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary Balance Sheet

₹ crore

	31-Dec-17	31-Mar-18	30-Sep-18	31-Dec-18
	(Audited)	(Audited)	(Audited)	(Audited)
Capital and Liabilities
Capital	1,285	1,286	1,287	1,288
Employee stock options outstanding	6	6	5	5
Reserves and surplus	103,210	103,868	104,081	105,874
Deposits	517,403	560,975	558,669	606,755
Borrowings (includes subordinated debt)[1]	158,176	182,859	174,686	164,293
Other liabilities	33,470	30,195	35,612	34,149
Total Capital and Liabilities	813,549	879,189	874,340	912,364

Assets
Cash and balances with Reserve Bank of India	32,484	33,102	33,122	34,365
Balances with banks and money at call and short notice	23,380	51,067	24,490	32,094
Investments	179,807	202,994	187,500	197,730
Advances	505,387	512,395	544,487	564,308
Fixed assets	7,923	7,904	7,842	7,818
Other assets	64,568	71,727	76,899	76,049
Total Assets	813,549	879,189	874,340	912,364
1.	Borrowings at December 31, 2017 and March 31, 2018 include preference share capital of ₹ 350 crore, which were redeemed on April 20, 2018

2.	Prior period figures have been re-grouped/re-arranged where necessary.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Certain statements in this release relating to a future period of time (including inter alia concerning our future business plans or growth prospects) are forward-looking statements intended to qualify for the 'safe harbor' under applicable securities laws including the US Private Securities Litigation Reform Act of 1995. Such forward- looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. These risks and uncertainties include, but are not limited to statutory and regulatory changes, international economic and business conditions; political or economic instability in the jurisdictions where we have operations, increase in non-performing loans, unanticipated changes in interest rates, foreign exchange rates, equity prices or other rates or prices, our growth and expansion in business, the adequacy of our allowance for credit losses, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks, changes in India’s sovereign rating, as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. Any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of the date of this release. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov.

This release does not constitute an offer of securities.

For further press queries please call Sujit Ganguli / Kausik Datta at 91-22-2653 8525 / 91-22-2653 7026 or email corporate.communications@icicibank.com

For investor queries please call Anindya Banerjee at 91-22-2653 7131 or email ir@icicibank.com.

1 crore = 10.0 million

US$ amounts represent convenience translations at US$1= ₹ 69.78

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	January 30, 2019	By:	/s/ Vivek Ranjan
			Name :	Vivek Ranjan
			Title :	Chief Manager